

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-mail
J. Theodore Borter
President
GS Mortgage Securities Corporation II
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

> **Re:** **GS Mortgage Securities Trust 2011-GC5**
> **GS Mortgage Securities Trust 2012-GC6**
> **GS Mortgage Securities Trust 2012-GCJ7**
> **Forms 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 26, 2013 and March 29, 2013**
> **File No. 333-171508-01, 333-171508-02, 333-171508-03**
>
> **GS Mortgage Securities Corporation II**
> **Form ABS-15G for the Year Ended December 31, 2012**
> **Filed February 14, 2013**
> **File no. 025-00533**

Dear Mr. Borter:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Forms 10-K of GS Mortgage Securities Trust 2011-GC5, GS Mortgage Securities Trust 2012-GC6, and GS Mortgage Securities Trust 2012-GCJ7

Exhibits 31 to Forms 10-K

1.   Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 15d-14(d).

We note your certifications do not follow the specific form and content provided in Item 601(b)(31)(ii). Specifically, in each case, the title of the certification includes language that is not part of Item 601(b)(31)(ii), your introductory sentence includes the title of the certifying individual, and your first paragraph does not identify the issuing entity. We also note your response dated November 20, 2012 to comment 4 in our letter dated November 6, 2012 related to GS Mortgage Securities Trust 2011-GC5, that your future filings will follow the specific form and content of Item 601(b)(31)(ii). Your certifications for GS Mortgage Securities Trust 2012-GC6 and GC Mortgage Securities Trust 2012-GCJ7 contain similar inconsistencies; in addition, the fifth paragraph of each such certification omits the words "for asset-backed securities." Please amend all three certifications to conform with Item 601(b)(31)(ii).

Form 10-K of GS Mortgage Securities Trust 2011-GC5

Exhibit 33.6 to Form 10-K

2.   The exhibit filed does not appear to be a report on assessment of compliance with servicing criteria required by Item 1122(a) of Regulation AB and it appears that you reference that report in paragraph 1. Please amend your filing to provide the required exhibit.

Form 10-K of GS Mortgage Securities Trust 2012-GC6

Exhibit 33.1 to Form 10-K

3.   We note that the assessment of compliance with applicable servicing criteria for CWCapital Management LLC states that Item 1122(d)(4)(i) of Regulation AB is excluded from the applicable servicing criteria as CWCapital Management LLC has concluded that it is not applicable to the activities that it performs. However, in the chart set forth on Exhibit O to your pooling and servicing agreement that you reference, CWCapital Management LLC is one of the entities responsible for Item 1122(d)(4)(ii) with respect to the GS Mortgage Securities Trust 2012-GC6 transaction. Please explain why CWCapital Management LLC did not provide an assessment with respect to Item 1122(d)(4)(ii).

Form ABS-15G of GS Mortgage Securities Corporation II

4.   We note that footnote 1 of the Form ABS-15G indicates that the filing "relates to issuances of multifamily mortgage pass-through certificates guaranteed by Freddie Mac, for which the filer acts as depositor." It is unclear whether your Form ABS-15G filing also covers demand and repurchase activity related to commercial mortgage-backed securities. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Michael S. Gambro